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                               September 14, 2023

       David Payne
       Chief Executive Officer
       Westamerica Bancorporation
       1108 Fifth Avenue
       San Rafael, California 94901

                                                        Re: Westamerica
Bancorporation
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 17,
2023
                                                            File No. 001-09383

       Dear David Payne:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed March 17, 2023

       Pay versus Performance, page 26

   1. Refer to the reconciliation tables in the footnotes to your pay versus performance table. It is unclear what amounts
are reflected in the rows titled "Year over year change in fair value of outstanding
and unvested equity awards" and "Year over year change of equity awards granted in prior
years that vested in the year." Specifically, equity awards granted in prior years that
remain unvested or that vest during the relevant year should be valued as the difference
between the fair value as of the end of the prior fiscal year and the end of the fiscal year or the
vesting date, not the "year over year" change in value. Please ensure that your table
headings reflect accurately the amounts used to calculate compensation actually paid. Refer to
Item 402(v)(2)(C)(iv) of Regulation S-K.
   2. It appears that you have failed to provide the relationship disclosures required by
                                                        Regulation S-K Item
402(v)(5). Please provide this required disclosure in its entirety.
                                                        Although you may
provide this information graphically, narratively, or a combination of the two, this
disclosure must be separate from the pay versus performance table required by Regulation S-K Item
402(v)(1) and must provide a clear description of each separate relationship indicated
in Regulation S-K Item 402(v)(5)(i)-(iv). Please note, it is not sufficient to state
that no relationship exists, even if a particular measure is not used in setting compensation.
 David Payne
Westamerica Bancorporation
September 14, 2023
Page 2
3. We note that you have included "Return on Equity" in your pay versus performance table as your Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi), but you have included "Return on Average Equity" in the Tabular List provided pursuant to
         Regulation S-K Item 402(v)(6). Please ensure your Company-Selected Measure is described correctly and included in the Tabular List.
       Please contact Jane Park at 202-551-7439 or Jennifer Zepralka at 202-551-2243 with any questions.



FirstName LastNameDavid Payne                               Sincerely,
Comapany NameWestamerica Bancorporation
                                                            Division of
Corporation Finance
September 14, 2023 Page 2                                   Disclosure Review
Program
FirstName LastName